microphase corporation

100 Trap Falls Road Extension
Shelton, CT 06484

June 2, 2015

Amanda Ravitz

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Microphase Corporation. Registration Statement on Form 10-12G Amendment No.1 Filed April 30, 2015
File No. 000-55382

Dear Ms. Ravitz,

By letter dated May 18, 2015, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Microphase Corporation (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form 10-12G and Amendment No. 1 filed with the Commission on April 30, 2015. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Item I. Business page 1

1.	We note your response to prior comment 3. Please provide independent, objective support for your statements that “Microphase is world-renowned in the RF and microwave defense electronics industry for its technical expertise in high frequency.”

Response: In the Company’s Amendment No. 2 to the Form 10, filed on Form 10/A (the “Amendment”), we have revised this statement to indicate that the Company is “well known” rather than “world-renowned.” We believe that the Company’s long-standing extensive contracts with the U.S. government sufficiently support our statement; however, in the interest of taking a more conservative position we have nevertheless revised our disclosure.

2. While we note your new disclosure in response to comment 4, it remains unclear why you chose to highlight the list of prime contractors and a list of “notable contribution” products. Please tell us why you selected these companies and products and whether there are other customers and products which met the criteria for selection that you chose not to name here.

Response: The persons and programs identified on this list were chosen because they were the largest, most well-known, most typical and/or have the longest relationship with the Company. We do not believe there are additional significant relevant persons or programs who meet the selection criteria. The Amendment reflects revisions to clarify that reference is made to additional programs in which the Company’s products were used (rather than “notable contributions”).

3. We note your response to comment 5 and the exhibit filed as Exhibit 10.2. As it appears that this agreement allows you to sell your product under the Dynamac product line for a $350,000 fee to Dynamac, please revise your disclosure to clarify that fact. Also file a complete exhibit, as we note that Appendix A is not attached to Exhibit 10.2.

Response: We have revised the above-referenced disclosure to provide further clarification; however, please note that the agreement with Dynamac enables the Company to manufacture, market and sell the Dynamac product line under the Microphase name, rather than providing for the sale of Company products under Dynamac’s product line.

Our Strategy Includes Organic Growth…, page 16

4. We note your response to comment 11. Please revise to add risk factors associated with an acquisition growth strategy, including risks associated with recent acquisitions, the ability to find appropriate future acquisition targets as well as integration of such targets, among other risks.

Response: The Amendment includes in the above-referenced risk factor reference to such risks, including as detailed in the risk factor entitled, “WE HAVE MADE, AND PLAN TO CONTINUE TO MAKE, STRATEGIC ACQUISITIONS AND DIVESTITURES THAT INVOLVE SIGNIFICANT RISKS AND UNCERTAINTIES.”

We depend on manufacturing lines…, page 20

5. We note your response to comment 12, but it does not appear you have revised your disclosure in response to this comment. Please revise an appropriate part of your document to describe in more detail your current manufacturing process, including testing and assembly procedures as previously requested.

Response: The Amendment reflects the inclusion of the above-referenced information.

Item 4 Security Ownership of Certain Beneficial Owners and Management, page 33

6. We note your response to comment 15 and revision to footnote 3. Please identify Mr. Durando’s children specifically by name rather than describing them as “Mr. Durando’s children.”

Response: The Amendment reflects the inclusion of the above-referenced information.

The Company acknowledges that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/Necdet F. Ergul

Necdet F. Ergul
Chief Executive Officer